# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ranger Energy Services, Inc., CIK 0001699039
CUSIP: 75282U104
Title of class of securities: CLASS A COMMON STOCK, $0.01 PAR VALUE
Address of issuer's principal executive offices: 10350 Richmond, Suite 550, Houston, Texas (TX), 77042
Date of event which requires filing of this statement: 03/30/2025
Amends the filing with accession number 0001193125-24-134209
Filed by CIK 0001708727
Persons authorized to receive notices and communications: Charles S. Leykum, 440 Louisiana Street, Suite 1050, Houston, Texas (TX), 77002, (281) 407-0686

## Reporting persons
- Charles S. Leykum (CIK 0001708727): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 106,005; shared voting power 1,679; sole dispositive power 106,005; shared dispositive power 1,679; aggregate amount beneficially owned 107,684 (0.5% of the class)
- CSL Energy Opportunity GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,679; sole dispositive power 0; shared dispositive power 1,679; aggregate amount beneficially owned 1,679 (0.01% of the class)
- CSL CM GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,679; sole dispositive power 0; shared dispositive power 1,679; aggregate amount beneficially owned 1,679 (0.01% of the class)
- CSL Capital Management, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,679; sole dispositive power 0; shared dispositive power 1,679; aggregate amount beneficially owned 1,679 (0.01% of the class)
- CSL Energy Opportunities Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CSL Energy Opportunities Offshore Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: CLASS A COMMON STOCK, $0.01 PAR VALUE
Name of issuer: Ranger Energy Services, Inc.
Address of issuer's principal executive offices: 10350 Richmond, Suite 550, Houston, Texas (TX), 77042
Comment:
Explanatory Note

This Amendment No. 9 to Schedule 13D amends and supplements the statement on Schedule 13D filed by Charles S. Leykum, CSL Energy Opportunity GP I, LLC, CSL Energy Opportunity GP II, LL, Ranger Energy Holdings, LLC, Torrent Energy Holdings, LLC, Ranger Energy Holdings II, LLC, Torrent Energy Holdings II, LLC, CSL Energy Holdings I, LLC, CSL Energy Holdings II, LLC, CSL Energy Opportunities Fund I, L.P., CSL Energy Opportunities Fund II, L.P. and CSL Energy Opportunities Master Fund, LLC with the Securities and Exchange Commission on November 19, 2019, as amended on March 16, 2020, May 15, 2020, September 22, 2021, November 7, 2023, December 5, 2023, December 20, 2023, March 26, 2024 and May 8, 2024 (as amended, the "Schedule 13D") relating to the Class A Common Stock of Ranger Energy Services Inc. (the "Issuer").

The principal executive offices of the Issuer are located at 10350 Richmond, Suite 550, Houston, Texas 77042. Except as set forth below and as to give effect to the changes in ownership amounts reflected above, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) Calculations of the percentage of shares of Class A Common Stock beneficially owned are calculated in accordance with Rule 13d-3 and assume that there are 22,498,082 shares of Class A Common Stock outstanding (based on the Issuer's Quarterly Report on Form 10-Q filed on April 30, 2025).

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

On May 30, 2025, CSL Energy Opportunities Fund II, L.P. ("CSL OII") distributed all 2,055,830 shares of Class A Common Stock held by it to its members pro rata in connection with a liquidating distribution, and CSL Energy Opportunities Offshore Fund II, L.P. ("Offshore Fund II") distributed all 1,469,170 shares of Class A Common Stock held by it to its members pro rata in connection with a liquidating distribution (collectively, the "Distribution"). Following the Distribution, Charles S. Leykum is the record holder of 106,005 shares of Class A Common Stock and CSL Energy Opportunity GP II, LLC ("CSL GP II") is the record holder of 1,679 shares of Class A Common Stock.

CSL Capital Management, L.P. ("CSL Capital Management") is the investment advisor to the CSL GP II. CSL CM GP, LLC ("CSL CM GP") is the general partner of CSL Capital Management. Leykum is the managing member of each of CSL GP II and CSL CM GP.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Leykum and CSL GP II to the extent either of such persons directly holds the securities reported on this Schedule 13D) is the beneficial owner of any of the Class A Common Stock referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person. Each Reporting Person expressly disclaims beneficial ownership of such shares of Class A Common Stock and any assertion or presumption that it or he and the other persons on whose behalf this statement is filed constitute a "group."
Transactions in the class effected during the past sixty days: Annex A attached hereto lists all transactions in Class A Common Stock since the most recent filing of an amendment to this Schedule 13D. The transactions in Common Stock were effected via the Distribution by a transfer agent.

## Signatures
- Charles S. Leykum: /s/ Charles S. Leykum, Charles S. Leykum (05/30/2025)
- CSL Energy Opportunity GP II, LLC: /s/ Charles S. Leykum, Charles S. Leykum, Managing Member (05/30/2025)
- CSL CM GP, LLC: /s/ Charles S. Leykum, Charles S. Leykum, Managing Member (05/30/2025)
- CSL Capital Management, L.P.: CSL CM GP, LLC, its general partner, /s/ Charles S. Leykum, Charles S. Leykum, Managing Member (05/30/2025)
- CSL Energy Opportunities Fund II, L.P.: CSL Energy Opportunity GP II, LLC, its general partner, /s/ Charles S. Leykum, Charles S. Leykum, Managing Member (05/30/2025)
- CSL Energy Opportunities Offshore Fund II, L.P.: CSL Energy Opportunity GP II, LLC, its general partner, /s/ Charles S. Leykum, Charles S. Leykum, Managing Member (05/30/2025)